PRESS RELEASE	JANUARY 23, 2024

Largo Reports Fourth Quarter and Full Year 2023 Operational and Sales Results Highlighted by Record Quarterly High Purity V2O5 Production; Provides 2024 Guidance

All amounts expressed are in U.S. dollars, denominated by "$".

Q4 and FY 2023 Highlights

  Quarterly V2O5 equivalent production of 2,768 tonnes (6.1 million lbs[1]) in Q4 2023, a 38% increase over the 2,005 tonnes produced in Q4 2022

  Annual V2O5 production of 9,681 tonnes (21.3 million lbs1) in 2023 vs. 10,436 tonnes in 2022; Within the Company's 2023 annual production guidance range of 9,000 - 11,000 tonnes

  Quarterly global V2O5 recovery of 79.4% in Q4 2023, a 6% increase over the 74.7% achieved in Q4 2022; Annual global V2O5 recovery of 80.0% in 2023 vs. 79.1% in 2022

  Quarterly sales of 2,605 tonnes of V2O5 equivalent (inclusive of 139 tonnes of purchased material) in Q4 2023 vs. 2,774 tonnes in Q4 2022

  Annual V2O5 equivalent sales of 10,396 (inclusive of 929 tonnes of purchased material) tonnes in 2023 vs. 11,091 tonnes in 2022; Within the Company's annual 2023 sales guidance of 8,700 - 10,700 tonnes

  Ramp up of the Company's ilmenite concentrate production remains ongoing with 8,970 tonnes produced in Q4 2023; Ilmenite production was 814 tonnes in October, 2,546 tonnes in November and 5,610 tonnes in December

  In October, Largo Clean Energy's ("LCE") 6 megawatt-hour vanadium redox flow battery ("VRFB") deployment for Enel Green Power España ("EGPE") was validated to operate on test conditions according to EGPE specifications and LCE test procedures

  The Company's review of strategic alternatives for LCE to evaluate opportunities to maximize value in the clean energy transition remains ongoing

  The Company published its second annual Climate Report, aligned to the Taskforce on Climate-related Financial Disclosures which highlighted improvements to certain climate-related metrics and targets

Vanadium Market Update[2]

  The average benchmark price per lb of V2O5 in Europe was $6.46 in Q4 2023, a 22% decrease from the average of $8.25 seen in Q4 2022; The average benchmark price at December 31, 2023 was $6.53, a 31% decrease from the average of $9.44 at December 31, 2022

  The average benchmark price per kg of ferrovanadium in Europe was $26.61 in Q4 2023, a 20% decrease from the average of $33.20 seen in Q4 2022; The average benchmark price at December 31, 2023 was $28.70, a 21% decrease from the average of $36.50 at December 31, 2022

  Vanadium spot demand was soft in Q4 2023, primarily due to adverse conditions in the Chinese and European steel industries, however, strong demand from the aerospace sector continued; Demand in the energy storage market is anticipated to increase in future quarters, specifically in China

  The decline in vanadium prices during the quarter is expected to negatively impact the Company's Q4 2023 financial results

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces annual production of 9,681 tonnes (21.3 million lbs1) of vanadium pentoxide ("V2O5") equivalent from its Maracás Menchen Mine and sales of 10,396 tonnes of V2O5 equivalent in 2023.

Daniel Tellechea, Interim CEO of Largo, stated: "The Company continues to improve the operational efficiency of its Maracás Menchen Mine, and saw a considerable improvement in production results in the fourth quarter of 2023. As a result, the Company managed to achieve its annual production and sales guidance for 2023. The Company continues to place as many units as possible in the premium yielding high purity vanadium sector, achieving a record production of 1,670 tonnes of high purity V2O5 equivalent in Q4 2023, representing 60% of the Company's quarterly V2O5 output. This improvement is expected to partially offset the impact of lower vanadium prices in Q4 2023, which fell to their lowest level in approximately two years, and lower sales volumes compared to Q4 2022.

He continued: "In Q4 2023, we continued to ramp up our ilmenite concentrate plant and are pleased to provide the first annual guidance for this material in 2024. With a substantial investment in this new plant in 2022/2023, we look forward to reaping the benefits of diversifying Largo's product offering and revenues in 2024 from expected ilmenite sales as by-product of our traditional vanadium operations. We completed our first 500 tonne ilmenite sale in January 2024 and expect to sell between 8,500 - 10,500 tonnes in Q1 2024. For the coming year, it is our priority to remain focused on optimizing our operations, reducing costs, and achieving our production and sales targets as we continue to navigate a lower vanadium price environment. Lastly, Largo remains dedicated to advancing its exploration program surrounding the Maracás Menchen Mine as we strive to plan for future growth."

Maracás Menchen Mine Operational and Sales Results

	Q4 2023	Q4 2022	2023	2022

Total Mined - Dry Basis (tonnes)	3,490,711	2,737,149	14,864,394	10,517,210
Total Ore Mined (tonnes)	473,958	326,552	1,752,982	1,359,927
Ore Grade Mined - Effective Grade (%)[3]	0.82	0.96	0.81	1.11

Concentrate Produced (tonnes)	112,512	90,797	377,736	406,951
Grade of Concentrate (%)	3.01	2.94	3.08	3.18
Global Recovery (%)[4]	79.4	74.7	80.0	79.1

V2O5 produced (Flake + Powder) (tonnes)	2,768	2,004	9,681	10,436
High purity V2O5 equivalent produced (%)	60%	43%	47%	27%
V2O5 produced (equivalent pounds) [1]	6,102,388	4,418,058	21,342,926	23,007,414
Total V2O5 equivalent sold (tonnes)	2,605	2,774	10,396	11,091
Produced V2O5 equivalent sold (tonnes)	2,466	2,656	9,467	10,034
Purchased V2O5 equivalent sold (tonnes)	139	118	929	1,057

Q4, FY 2023 and Other Updates

  Total ore mined was 473,958 tonnes in Q4 2023, a 45% increase over the 326,552 tonnes mined in Q4 2022. The Company closed 2023 with 1,752,982 tonnes of ore mined, representing a 29% increase as compared to the previous year.

  Crushing availability improved in Q4 2023 with total ore crushed of 465,619 tonnes, representing an 8% increase over the 430,256 tonnes crushed in Q3 2023 and a 35% increase over the 343,773 tonnes crushed in Q4 2022. The Company closed 2023 with 1,685,166 tonnes of ore crushed, being 9% higher than 2022.

  The global recovery3 achieved in Q4 2023 was 79.4%, being 6% higher than 74.7% achieved in Q4 2022 and 3% higher than the 76.9% achieved in Q3 2023. The global recovery3 in October was 79.2%, 78.9% in November and 80.0% in December. The global recovery achieved in 2023 was 80.0%, being 1% higher than the 79.1% achieved in 2022.

  In December, the Company secured an additional debt facility of $10.0 million with a bank in Brazil. The facility is for two years with a fee of 0.85% and an accrued interest rate of 10.45% p.a. to be paid on maturity. This debt facility is being used to fund working capital requirements.

  In December 2023, the Company provided an update on the ongoing exploration program surrounding its Maracás Menchen Mine, including an initial phase of drilling conducted in 2023 and the further analysis of past exploration work completed at the Company's Campbell Pit and exploration targets located both north and south of the Campbell Pit. The Company's goal for this program is to establish a potential mineralized trend measuring more than 7 kilometres ("km") along strike by establishing a correlation between the known mineralization intercepted between Novo Amparo North ("NAN") to the Campbell Pit (see press released dated December 18, 2023).

    In 2022 and 2023, the Company conducted a drill program north and south of the Campbell Put consisting of 19 drill holes and 245 surface samples, 148 infill holes in the Campbell Pit and 33 holes in the Southern District (the "2023 Campaign")The Company is in the process of analyzing its historical drill data and the remaining holes from the 2023 Campaign with results expected in Q1 2024.

    In 2024, the Company anticipates completing approximately 15,300 metres of exploration drilling with efforts primarily focusing on areas north and south of the Campbell Pit with known magnetic and geochemical anomalies. Exploration efforts will also focus on concessions surrounding the Maracás Menchen Mine that require drilling in order to maintain good standing in accordance with the applicable rules and regulations in Brazil. The Company's 2024 drilling campaign is expected to begin in February 2024.

2024 Guidance

Tables summarizing the Company's 2024 production, sales and cost guidance is provided below. The Company expects lower V2O5 equivalent production in Q1 2024 due to a planned kiln refractory replacement in February 2024.

V2O5 Equivalent Production, Sales and Cash Operating Costs Excluding Royalties

	Q1		Q2		Q3		Q4		2024
	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes)	1,700	2,200	2,400	2,900	2,550	3,050	2,350	2,850	9,000	11,000
Sales (tonnes)[i]	2,300	2,800	2,100	2,600	2,100	2,600	2,200	2,700	8,700	10,700
Cash operating costs excluding royalties ($ / lb V2O5 sold)ii	4.50	5.50	4.15	5.15	4.75	5.75	4.75	5.75	4.50	5.50

i. The annual 2024 sales guidance does not include purchased material.

ii. Cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

Ilmenite Concentrate Production and Sales

	Q1		Q2		Q3		Q4		2024
	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes)	10,000	12,000	18,000	21,000	21,000	24,000	24,000	28,000	73,000	85,000
Sales (tonnes)	8,500	10,500	9,500	11,500	19,500	21,000	22,500	24,000	60,000	67,000

Vanadium Distribution Costs	$6.0 - 8.0 million
Ilmenite Concentrate Distribution Costs	$2.0 - 4.0 million
Corporate and Sales & Trading, General and Administrative Expenses	$7.5 - 8.5 million
LCE Operational Costs	$7.0 - 9.0 million

2024 Capital Expenditures Guidance

The Company plans to invest approximately $33.0 million on capital expenditures in 2024, including approximately $14.0 million for sustaining capital requirements, $15.6 million for capitalized stripping and $3.5 million for certain production process items related to the ilmenite concentrate plant.

Sustaining Capital Expenditures	$12.8 - 14.8 million
Capitalized Stripping Capital Expenditures	$14.6 - 16.6 million
Ilmenite Concentrate Plant Capital Expenditures	$3.2 - 3.8 million

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on the ramp up of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing and ramp-up of the ilmenite plant; the ability to produce vanadium trioxide according to customer specifications; the extent of capital and operating expenditures; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and successfully operate a VRFB business, the ramp-up of the Company's ilmenite concentrate production; the review of strategic alternatives for LCE; diversifying the Company's product offering; optimizing our operations, reducing costs, and achieving our production and sales targets; the expected timing of the 2023 Campaign results; establishing a correlation between the known mineralization intercepted from NAN to the Campbell Pit; the 2024 drilling campaign at Campbell Pit; the kiln refractory replacement and planned capital expenditures in 2024.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium commodities; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to LCE; the availability of financing for operations and development; the ability to mitigate the impact of continuing heavy rainfall; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's VRFB technology; that the Company's current plans for ilmenite and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or LCE to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's most recent annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.

Future Oriented Financial Information:

Any financial outlook or future oriented financial information contained in this press release, as such term is defined by applicable securities laws, has been approved by management of Largo as of the date hereof and is provided for the purpose of providing information about management's current expectations and plans relating to the Company's 2024 guidance. Readers are cautioned that any such future oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. The Company and its management believe that the prospective financial information as to the Company's anticipated 2024 guidance has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

Non-GAAP[5] Measures

The Company uses certain non-GAAP financial performance measures in this press release, which are described in the following section.

Cash Operating Costs

The Company's press release refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency. Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs. These costs are then divided by the pounds of vanadium sold that were produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. This measure differs to the new total cash costs non-GAAP measure the Company uses to measure its overall performance (see Company's latest Management Discussion and Analysis).  These measures, along with revenues, are considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

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[1] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.
[2] Fastmarkets Metal Bulletin.
[3] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.
[4] Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.
[5] GAAP - Generally Accepted Accounting Principles